UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2015

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-36820

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEDTRONIC SAVINGS AND INVESTMENT PLAN (ALSO KNOWN AS THE “MEDTRONIC 401(k) PLAN”)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEDTRONIC PUBLIC LIMITED COMPANY
20 On Hatch, Lower Hatch Street
Dublin 2, Ireland

Required Information

1.	Medtronic Savings and Investment Plan (also known as the “Medtronic 401(k) Plan”) Financial Statements as of April 30, 2015 and 2014 and Supplemental Schedule as of April 30, 2015

2.	Exhibit 23
Consent of Independent Registered Public Accounting Firm – RSM US LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDTRONIC SAVINGS AND INVESTMENT PLAN (also known as the "Medtronic 401(k) Plan")

Dated: October 27, 2015	By:	/s/ Carol A. Surface
Carol A. Surface Senior Vice President and Chief Human Resources Officer

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)
Index to Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of April 30, 2015 and 2014
Statement of Changes in Net Assets Available for Benefits for the year ended April 30, 2015
Notes to Financial Statements

Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of April 30, 2015

Note:
Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Qualified Plan Committee
Medtronic Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Medtronic Savings and Investment Plan (the Plan) as of April 30, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended April 30, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2015 and 2014, and the changes in net assets available for benefits for the year ended April 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of April 30, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP
Minneapolis, Minnesota
October 27, 2015

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)
Statements of Net Assets Available for Benefits
(in 000’s)

	April 30,
	2015	2014
Investments at fair value (Notes 2, 3, 4, and 5):
Registered investment companies	$3,330,079	$2,925,090
Plan's interest in the Medtronic, Inc. Master Trust Fund (Note 5)	1,251,706	1,132,121
Collective trusts	1,187,881	1,002,445
Total investments	5,769,666	5,059,656
Receivables:
Employer contributions	93,836	74,415
Notes receivable from participants	50,136	48,642
Total receivables	143,972	123,057
Net assets reflecting investments at fair value	5,913,638	5,182,713
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(10,483)	(9,351)
Net assets available for benefits	$5,903,155	$5,173,362

See accompanying notes to the financial statements.

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)
Statement of Changes in Net Assets Available for Benefits
(in 000’s)

Year Ended
April 30, 2015
Investment income:
Net appreciation in fair value of registered investment companies and collective trusts (Note 3)	$212,008
Plan’s interest in the Medtronic, Inc. Master Trust Fund income (Note 5)	184,923
Interest and dividends	171,388
Total investment income	568,319
Interest income on notes receivable from participants	2,057
Contributions:
Participant	246,831
Employer	166,571
Total contributions	413,402
Deductions:
Benefits paid	(259,097)
Administrative expenses	(1,551)
Total deductions	(260,648)
Net increase	723,130
Transfers from other plans (Note 1)	6,663
Net assets available for benefits:
Beginning of year	5,173,362
End of year	$5,903,155

See accompanying notes to the financial statements.

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)
Notes to Financial Statements (in 000’s)

Note 1 - Description of Plan

The following description of the Medtronic Savings and Investment Plan (also known as the “Medtronic 401(k) Plan”) (the Plan), provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General and Eligibility

The Plan is a contributory defined contribution plan of Medtronic plc (the Company). The Plan seeks to provide stock ownership benefits and assist employees to increase retirement savings and financial security upon retirement. The Plan has three components: (i) a component related to participant elective deferrals under Internal Revenue Code (IRC) Section 401(k) and Company cash matching contributions under IRC Section 401(m) (401(k) Component), which prior to May 1, 2012 was referred to as the Supplemental Retirement Plan (SRP) component, (ii) an Employee Stock Ownership Plan (ESOP) component which included matching contributions for the 401(k) Component (previously referred to as SRP) and non-matching allocations of employer stock until April 30, 2005, and (iii) a Personal Investment Account (PIA) component related to additional employer contributions to a retirement account. Employees must elect to participate in the PIA or they will be automatically enrolled in other Company benefit programs. If employees elect to participate in the PIA, in lieu of benefits under other Company programs, they will receive employer cash contributions to their PIA.

On June 15, 2014, Medtronic, Inc. entered into a transaction agreement with Covidien plc (Covidien) to acquire Covidien. The transaction was completed on January 26, 2015 and the companies were then combined under and became subsidiaries of the Company. In connection with the transaction, the name of the Plan changed to the "Medtronic Savings and Investment Plan." Further, prior to January 26, 2015, Company Stock was defined as common stock of Medtronic, Inc. Following the acquisition of Covidien, Company Stock was redefined to mean ordinary shares of the Company (Medtronic plc ordinary shares). Effective January 26, 2015, the Plan was amended and restated to incorporate previous amendments to the Plan into the Plan document. In addition, it is planned that the Covidien Retirement Savings & Investment Plan will be merged into the Medtronic Savings & Investment Plan in fiscal year 2016. As a result of the merger, the assets of eligible participants will be transferred to the Medtronic Savings and Investment Plan.

Generally, the Plan is available to all eligible regular full-time and part-time employees immediately upon hire. Eligible employees other than regular full or part-time employees are eligible to receive contributions after completing one year of service in a consecutive twelve month period, as defined by the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Transfers from other Plans

In fiscal year 2015, the Company acquired Corventis, Inc. and Visualase, Inc. In April 2015, the net assets of the acquired companies’ 401(k) plans were transferred into the Plan resulting in an asset transfer of $2,909 included in the Statement of Changes in Net Assets Available for Benefits for the fiscal year ended April 30, 2015.

In fiscal year 2014, the Company acquired TYRX, Inc. and Cardiocom, LLC. In September 2014 and April 2015, the net assets of TYRX and Cardiocom 401(k) plans, respectively, were transferred into the Plan resulting in an asset transfer of $3,754 included in the Statement of Changes in Net Assets Available for Benefits for the fiscal year ended April 30, 2015.

Administration of Plan Assets

The Qualified Plan Committee (the Committee) of the Company monitors, manages, and oversees the investment choices of the Plan and provides certain other plan administrative functions. The Committee appointed Vanguard Fiduciary Trust Company (the Trustee) as trustee of the Plan assets. Transactions are executed by the Trustee, as directed by the Committee in its capacity as Plan Administrator. The Trustee has also been appointed as Recordkeeper for the Plan and to provide participant services, education, and communication services. The Trustee maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings and losses thereon, and an allocation of administrative expenses, as defined in the Plan document. Effective January 1, 2016, it is planned that Aon Hewitt and BNY Mellon will replace Vanguard Trust and will be appointed as the Recordkeeper and Trustee for the Plan, respectively.

Contributions

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)
Notes to Financial Statements (in 000’s)

401(k) Component
Participant contributions are made to the Plan through payroll deductions into their 401(k) Employee Contribution Accounts. Participating employees may contribute 2% to 75% of their eligible compensation to the Plan through pre-tax payroll deductions, and may make Roth (after-tax) elective deferrals to the Plan, subject to statutory limits. New employees are automatically enrolled in the 401(k) Component of the Plan at a contribution rate of 3% of their eligible compensation, unless elected otherwise by the employee. Effective January 1, 2016, it is planned that new employees will be automatically enrolled in the 401(k) Component of the Plan at a contribution rate of 6% of their eligible compensation, unless elected otherwise by the employee. This automatic enrollment occurs 60 days after the employee becomes eligible to participate, as defined above. The participant contribution rate will be increased annually at a rate of 1% until the participant reaches a maximum contribution rate of 10%, subject to statutory limits. Employees who do not wish to participate in the 401(k) Component of the Plan have the option to opt out within the 60 days prior to automatic enrollment in the 401(k) Component of the Plan.

Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions.

Participants direct their contributions into various investment options offered by the Plan. The participants may change their investment decisions at any time by contacting the Trustee. However, any funds exchanged out of the Interest Income Fund (which is included in the Medtronic, Inc. Master Trust Fund) must remain invested in another investment alternative for a period of at least three months before being moved to the Vanguard Inflation-Protected Securities Fund: Institutional Shares. In addition, participants who exchange any amount out of a mutual fund must wait 60 calendar days before exchanging back into the same fund.

Employer matching contributions are based on each participant’s 401(k) Component contributions up to 6% of eligible compensation, and range from 50% to 150% of these contributions, depending upon the achievement of certain Company performance goals. Employer matching contributions in excess of the minimum of the range (50%) are made only to participants that are employees of the Company as of the last day of the fiscal year (True-up Contributions). This employment requirement does not apply to those participants that prior to the end of the fiscal year have died or have had termination of employment either on or after the participant (i) attained age 55 and completed ten years of service or (ii) attained age 62 regardless of years of service. Participants direct the investment of their Company matching contributions into the same investment options available for their elective contributions.

The Company’s matching cash contributions to participants’ 401(k) Component accounts were $118,074, net of forfeitures, for fiscal year 2015.

ESOP
Prior to May 1, 2005, participants received employer matching 401(k) Component contributions into their ESOP Employer Match Accounts in the Plan and received an annual employer contribution to their ESOP Regular Accounts in the Plan. These ESOP contributions were made in shares of Medtronic, Inc. common stock. Note that on January 26, 2015, Medtronic, Inc. common stock was subsequently converted to Medtronic plc ordinary shares. Refer to "General and Eligibility" section for additional information. Participants may diversify ESOP accounts to any of the 401(k) Component investment choices at any time. As of April 30, 2015 and 2014, $108,081 and $93,398, respectively, of the ESOP assets are held in ESOP Employer Match Accounts, and $281,107 and $237,473, respectively, are held in ESOP Regular Accounts.

PIA
The Company contributes 5% of eligible compensation to those participants electing the PIA. Participants direct the Company contributions to any of the PIA investment choices consisting of the same investment options offered under the 401(k) Component. Contributions made by the Company are allocated to the participants PIA as of the last day of the Plan’s fiscal year. Beginning in fiscal year 2013, only participants that are employees of the Company as of the last day of the fiscal year are eligible for these contributions. This employment requirement does not apply to those participants that prior to the end of the fiscal year have died or have had termination of employment either on or after the participant (i) attained age 55 and completed ten years of service or (ii) attained age 62 regardless of years of service. For fiscal year 2015, the Company contributed $48,497 to participants’ PIA accounts.

It is planned that effective January 1, 2016, PIA will no longer be offered to new hires. Rather, Medtronic Core Contribution (MCC) will be offered to new hires and to employees previously employed by Covidien. The Company will contribute 3% of eligible compensation to participants eligible for the contribution. Participants who previously elected PIA will be grandfathered into the Plan and will continue to receive the benefits.

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)
Notes to Financial Statements (in 000’s)

Subject to prior discretionary approval of the Plan Administrator and subject to Plan provisions, a participant may contribute amounts to the Plan from another qualified plan (rollover contributions).

Vesting and Forfeitures

Participants are 100% vested in their contributions, including earnings and losses thereon, at all times. Under the 401(k) Component and ESOP, active participants vest in Company matching contributions, including earnings and losses thereon, at a rate of 20% per year and become fully vested in all Company contributions after five years. It is planned that effective January 1, 2016, participants will become fully vested in all Company contributions after three years. Participants also become fully vested upon attaining age 62, death, total disability, termination of the Plan, or complete discontinuance of employer contributions. Under the PIA, active participants’ vest 100% in Company contributions, including earnings and losses thereon after three years of employment.

Nonvested account balances of terminated employees are forfeited. Employer contributions are restored if a previously terminated employee returns to the Company within five years of termination. The balances of forfeited nonvested accounts as of April 30, 2015 and 2014 were $2,311 and $2,597, respectively. Forfeited nonvested accounts may be used at the Plan Administrator’s election to reduce any reasonable administrative expenses of the Plan or reduce employer contributions. During fiscal year 2015, forfeited nonvested accounts of $6,546 were used by the Plan Administrator for these items.

Distributions

Active participants who have attained age 59½ may request a partial or total cash withdrawal of their 401(k) Component Employee Contribution Account but are not allowed to take withdrawals from their ESOP accounts, PIA, or 401(k) Component Employer Match Accounts until retirement or termination of employment.

Upon termination, retirement, or total disability, participants must take a complete distribution if the value of the participant’s vested account is $5 or less. If the value of the participant’s vested account is greater than $5, the participant may elect to defer distribution until a later date, take a cash withdrawal, subject to applicable taxes and penalties, or request a direct rollover. Upon termination and reaching age 55, or total disability, participants may also elect to receive the balance in a series of payments. Participant funds invested in Medtronic plc ordinary shares may be taken in-kind or as cash. If the distribution is greater than $1, but less than or equal to $5, and the participant does not provide direction on the distribution, the Trustee will establish an individual retirement account for the mandatory distribution.

Active participants may take hardship withdrawals from their 401(k) Component Employee Contribution Account if they incur immediate and severe financial needs that cannot be met through other available sources in the Plan, including available note provisions. Hardship withdrawals cannot be taken from a Participants’ 401(k) Component Employer Match Account, ESOP accounts, or the PIA. The amount of hardship withdrawal cannot exceed the amount of the financial need and will be taxed upon distribution with a 10% penalty tax imposed.

Upon the death of a participant, vested balances are paid to the designated beneficiary, or if no beneficiary has been designated, the balance is paid according to the terms and conditions of the Plan. The beneficiary has the option to take the Medtronic plc ordinary shares in-kind or as cash.

Notes Receivable from Participants

Participants are limited to one outstanding note at a time and can borrow up to 50% of their vested account balance in the participant’s 401(k) Component/ESOP accounts not to exceed the maximum note amount of $50. However, the note may only be distributed from the participant’s 401(k) Component balance. Effective January 1, 2016, it is planned that participants will be limited to one primary residence outstanding note and one general purpose outstanding note at a time. The minimum note amount is $1. Notes are repaid through payroll deductions in equal amounts, typically over one to five years, or a maximum term of 30 years if the note was transferred into the Plan as part of an acquisition. The notes are collateralized by the balance in the participant’s account. The interest rate is calculated as one percentage point over the prime rate as received by Vanguard Trust from Reuters at the beginning of the month in which the proceeds of the note are paid to the borrower and remains fixed for the duration of the note. At April 30, 2015, notes receivable from participants were due at various dates through March 2025, with interest rates ranging from 3.25% to 9.50%.

Plan Termination

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)
Notes to Financial Statements (in 000’s)

The Plan provides that the Board of Directors of the Company can terminate the Plan. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated and there is not a successor plan, participants would become fully vested in their accounts. Benefits would be distributed at that time in accordance with the Plan provisions.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-12, "Plan Accounting: Defined Benefit Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965)." The standard (1) requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts, (2) simplifies and increases the effectiveness of plan investment disclosure requirements for employee benefit plans, and (3) provides employee benefit plans with a measurement-date practical expedient. The standard will be effective for the Plan beginning in fiscal year 2017, with early adoption permitted. The Plan Administrator is currently evaluating the standard and does not believe it will have a material impact on the Plan's financial statements.

In May 2015, the FASB issued ASU 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent)." The standard removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient. The standard will be effective for the Plan beginning in fiscal year 2017, with early adoption permitted, and will be applied retrospectively. The Plan Administrator is currently evaluating the standard and does not believe it will have a material impact on the Plan's financial statements.

Investment Valuation and Investment Income Recognition

The Plan’s investments are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Notes 4 and 5 for discussion of fair value measurements.

Interest income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis, and unrealized gains and losses are recorded based on the fair values as of the reporting date.

Investment Contracts

The Medtronic, Inc. Master Trust Fund, through its investment in the Interest Income Fund, invests in fully benefit-responsive investment contracts including both traditional guaranteed investment contracts (GICs) as well as synthetic GICs. The Interest Income Fund is credited with earnings from these contracts and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are generally reviewed on a quarterly basis for resetting.

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)
Notes to Financial Statements (in 000’s)

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts through the Medtronic, Inc. Master Trust Fund. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for fully benefit-responsive contracts.

The terms of fully benefit-responsive investment contracts generally provide for settlement of payments upon maturity of the contract, termination of the contract, or total liquidation of the covered investments. However, fully benefit-responsive contracts also provide guarantees from the issuers to redeem at contract value all bona fide employee benefit related payment requests made by the Plan, if Plan cash levels are insufficient to meet those requests. Generally, benefit payments requested by the Plan under this “benefit responsive” provision will be made pro-rata, based on the percentage of investments covered by each issuer.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities. The Plan purchases a wrapper contract from a financial services institution. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses from the underlying investments in the synthetic GIC are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is impacted by the change in the annual effective yield to maturity of the underlying securities, and is affected by the differential between the contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate is adjusted periodically usually either monthly or quarterly, but in no event is the crediting rate less than 0%.

Synthetic investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan’s assets no longer covered by the contract are below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.

Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)
Notes to Financial Statements (in 000’s)

Because traditional GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

	Fiscal Year
	2015	2014
Average yields for GICs and Synthetic GICs:
Based on actual earnings	1.9%	1.9%
Based on interest rate credited to participants	1.6%	1.7%

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of April 30, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Plan expenses, excluding fees on participant notes, are paid by the Plan. Forfeitures may be used to pay such expenses. Plan expenses may also be paid for by the Company and are excluded from these financial statements. Such expenses consist of trustee and account maintenance fees. Participants with notes pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts. Investment related expenses are included in net appreciation in fair value of investments.

Payment of Benefits

Benefit payments are recorded upon distribution.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2015 Statement of Net Assets Available for Benefits.

Concentration of Market Risk

As of April 30, 2015, approximately 13.6% of the Plan’s assets were invested in the ordinary shares of Medtronic plc and as of April 30, 2014, approximately 12.8% of the Plan’s assets were invested in the common stock of Medtronic, Inc. A significant portion of this concentration results from the historical (pre fiscal year 2006) ESOP contributions to the Plan. The underlying value of the Medtronic Common Stock Fund, which is part of the Medtronic, Inc. Master Trust Fund, is entirely dependent on the performance of Medtronic plc and the market’s evaluation of such performance. It is reasonably possible that changes in the fair value of Medtronic plc ordinary shares could materially affect participants’ account balances and the amounts reported in the 2015 Statement of Net Assets Available for Benefits.

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)
Notes to Financial Statements (in 000’s)

Note 3 - Investments

Individual investments representing five percent or more of the Plan’s assets are as follows:

	April 30,
	2015	2014
Registered investment companies:
Vanguard Institutional Index Fund Plus Shares	$614,894	$525,614
Vanguard PRIMECAP Fund Admiral Shares	534,209	439,306
Vanguard International Growth Fund Admiral Shares	492,124	437,036
Vanguard Wellington Fund Admiral Shares	475,579	432,162
Vanguard Total Bond Market Index Fund: Institutional Plus Shares	333,668	284,403
Vanguard Windsor II Fund Admiral Shares	321,085	294,065
Vanguard Extended Market Index Fund: Institutional Plus Shares	319,458	283,773
Plan’s interest in Medtronic, Inc. Master Trust Fund	1,251,706	1,132,121

During fiscal year 2015, the Plan's investments in registered investment companies and collective trusts (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $212,008 as follows:

Year Ended
April 30, 2015
Net appreciation in fair value during year:
Registered investment companies	$121,591
Collective trusts	90,417
$212,008

Note 4 - Fair Value Measurements

Under the authoritative guidance for fair value measurements, fair value is defined as an exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability, developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels defined as follows:

•  Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets include common stocks.

•  Level 2 - Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. The Plan’s Level 2 assets include investments in GICs, registered investment companies (mutual funds), and collective trusts.

•  Level 3 - Inputs are unobservable inputs for the asset or liability.

The following is a description of the valuation methodologies used for assets, held outside of the Plan’s interest in the Medtronic, Inc. Master Trust Fund, measured at fair value. There have been no changes in the methodologies used at April 30, 2015 and 2014.

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)
Notes to Financial Statements (in 000’s)

Registered investment companies: Valued based on the year-end net asset values (NAV) of the investment vehicles. The net asset values of the investment vehicles are based on the fair values of the underlying investments valued at the closing price reported in the active markets in which the individual security is traded.

Collective Trusts: Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a transfer between levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1, Level 2, or Level 3 resulting from changes in valuation inputs or methods during the fiscal year ended April 30, 2015.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables provide information by level for investments that are measured at fair value on a recurring basis. The following table does not include the Plan’s interest in the Medtronic, Inc. Master Trust Fund because that information is presented in a separate table (see Note 5).

	Fair Value at	Fair Value Measurements Using Inputs Considered as
	April 30, 2015	Level 1	Level 2	Level 3
Registered investment companies:
U.S. equity	$1,990,242	$—	$1,990,242	$—
Balanced	475,579	—	475,579	—
International equity	492,124	—	492,124	—
Fixed income	369,823	—	369,823	—
Money market funds	2,311	—	2,311	—
Collective trusts:
Balanced	1,187,881	—	1,187,881	—
	$4,517,960	$—	$4,517,960	$—

	Fair Value at	Fair Value Measurements Using Inputs Considered as
	April 30, 2014	Level 1	Level 2	Level 3
Registered investment companies:
U.S. equity	$1,737,492	$—	$1,737,492	$—
Balanced	432,162	—	432,162	—
International equity	437,036	—	437,036	—
Fixed income	315,803	—	315,803	—
Money market funds	2,597	—	2,597	—
Collective trusts:
Balanced	1,002,445	—	1,002,445	—
	$3,927,535	$—	$3,927,535	$—

The following tables summarize investments measured at fair value based on NAV per share.

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)
Notes to Financial Statements (in 000’s)

	Fair Value at		Unfunded Commitments	Redemption Frequency	Redemption Notice Period
	April 30, 2015	April 30, 2014
Registered investment companies	$3,330,079	$2,925,090	(a)	(a)	(a)
Collective trusts	1,187,881	1,002,445	(b)	(b)	(b)

(a)
Registered investment companies include investments in mutual funds with varying objectives including growth, capital appreciation, and income. The underlying holdings differ across each fund but include a mix of U.S. and international common stocks, and fixed income securities. These investments can be redeemed daily and there are currently no redemption restrictions or unfunded commitments on these investments.

(b)
Collective trusts share the common goal of growth and preservation of principal. The collective trusts indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. These investments can be redeemed daily and there are currently no redemption restrictions or unfunded commitments on these investments.

Note 5 - Plan’s Interest in the Medtronic, Inc. Master Trust Fund

Certain assets of the Plan are invested in the Medtronic, Inc. Master Trust Fund which also includes certain assets of The Medtronic Puerto Rico Employees’ Savings and Investment Plan. The Plan’s Trustee and Recordkeeper maintains a separate account for the associated Plan assets and liabilities held within the Medtronic, Inc. Master Trust Fund. At April 30, 2015 and 2014, the Plan’s interests in the net assets of the Medtronic, Inc. Master Trust Fund were 97.5% and 97.3%, respectively.

The Medtronic, Inc. Master Trust Fund is invested in three funds — the Medtronic Common Stock Fund, the Medtronic ESOP Fund, and the Interest Income Fund. The Medtronic Common Stock Fund and Medtronic ESOP Fund are both fully invested in Medtronic plc ordinary shares. The investments in the Interest Income Fund (Medtronic GIC) consist of GICs issued by financial institutions, synthetic investment contracts issued by financial institutions which are backed by investment-grade, fixed-income securities and bond mutual funds, and money market securities.

Interfund transfers within the master trust generally relate to transfers initiated by participants of their account balances either into Plan investment options which are part of the Medtronic, Inc. Master Trust Fund or into other Plan investment options which are not part of the Medtronic, Inc. Master Trust Fund.

The financial data of the Medtronic, Inc. Master Trust Fund is as follows:

Medtronic, Inc. Master Trust Fund
Statements of Master Trust Assets

	April 30,
	2015	2014
Investments, at fair value:
Medtronic plc ordinary shares (1)	$806,205	$664,033
Medtronic GIC	477,641	499,641
Medtronic, Inc. Master Trust Fund assets, at fair value	1,283,846	1,163,674
Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts	(11,117)	(9,914)
Medtronic, Inc. Master Trust Fund assets	$1,272,729	$1,153,760
Plan's interest in the Medtronic, Inc. Master Trust Fund, at fair value	$1,251,706	$1,132,121

(1)	Represents Medtronic, Inc. common stock for the 2014 plan year

Medtronic, Inc. Master Trust Fund
Statement of Changes in Master Trust Assets

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)
Notes to Financial Statements (in 000’s)

Year Ended
April 30, 2015
Investment income:
Interest	$8,059
Dividends on Medtronic plc ordinary shares	6,627
Net appreciation in fair value of investments	171,772
Total investment income	186,458
Administrative expenses	(78)
Total income	186,380
Employer contributions	18,579
Interfund transfers, net	(85,990)
Net increase	118,969
Medtronic, Inc. Master Trust Fund assets
Beginning of year	1,153,760
End of year	$1,272,729

The net appreciation in the fair value of the Medtronic, Inc. Master Trust Fund investments for fiscal year 2015, including gains and losses on investments purchased and sold, as well as unrealized gains and losses on those held during the year, relate to investments in Medtronic plc ordinary shares only.

Following is a description of the valuation methodologies used for assets measured at fair value. There has been no change in the methodologies used at April 30, 2015 and 2014. For further information regarding fair value measurements see Note 4.

Medtronic plc ordinary shares and Medtronic, Inc. common stock: Valued at the closing price reported in the active market in which the individual security is traded.

Medtronic GIC: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

The following tables provide information by level for the Medtronic, Inc. Master Trust's investments that are measured at fair value on a recurring basis.

	Fair Value at	Fair Value Measurements Using Inputs Considered as
	April 30, 2015	Level 1	Level 2	Level 3
Medtronic plc ordinary shares	$806,205	$806,205	$—	$—
Medtronic GIC	477,641	—	477,641	—
Total assets at fair value	$1,283,846	$806,205	$477,641	$—

	Fair Value at	Fair Value Measurements Using Inputs Considered as
	April 30, 2014	Level 1	Level 2	Level 3
Medtronic, Inc. common stock	$664,033	$664,033	$—	$—
Medtronic GIC	499,641	—	499,641	—
Total assets at fair value	$1,163,674	$664,033	$499,641	$—

Note 6 - Related Party Transactions and Party-In-Interest Transactions

The Plan’s investments consist of the Plan’s interest in the Medtronic, Inc. Master Trust Fund and shares of registered investment companies and collective trusts managed by the Plan’s Trustee. All investment transactions are managed by the Trustee and qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules. These transactions are allowed by the Plan and the IRC. In addition, as previously noted, the Medtronic, Inc. Master Trust Fund invests in the ordinary shares of the Company.

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)
Notes to Financial Statements (in 000’s)

During the year ended April 30, 2015, the Plan had transactions with Vanguard Fiduciary Trust Company, the Plan’s Trustee and Recordkeeper, which are allowed by the Plan and the IRC. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Note 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	April 30,
	2015	2014
Net assets available for benefits per the financial statements	$5,903,155	$5,173,362
Differences in:
Investments	50,136	48,642
Notes receivable from participants	(50,136)	(48,642)
Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts	10,483	9,351
Net assets available for benefits per the Form 5500	$5,913,638	$5,182,713

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the net income per the Form 5500:

Year Ended
April 30, 2015

Net increase per the financial statements	$723,130
Add: Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts at April 30, 2015	10,483
Less: Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts at April 30, 2014	(9,351)
Net income per the Form 5500	$724,262

Fully benefit-responsive GICs are recorded on Form 5500 at fair value as of April 30, 2015 and 2014 while in the Plan’s financial statements these investments are presented at fair value with an adjustment to contract value.

Note 8 - Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated October 22, 2014. The IRS has determined that the Plan and the related trust are designed in accordance with the applicable sections of the IRC and are, therefore, exempt from income taxes. Although the Plan document that the IRS reviewed in issuing its most recent determination letter has since been amended and restated, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations beyond three years.

SUPPLEMENTAL SCHEDULE

Medtronic Savings and Investment Plan
(also known as the “Medtronic 401(k) Plan”)
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
April 30, 2015
(in 000’s)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Vanguard Institutional Index Fund Plus Shares	Registered Investment Company	**	$614,894
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	**	534,209
*	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	**	492,124
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	**	475,579
*	Vanguard Total Bond Market Index Fund: Institutional Plus Shares	Registered Investment Company	**	333,668
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	**	321,085
*	Vanguard Extended Market Index Fund: Institutional Plus Shares	Registered Investment Company	**	319,458
*	Frontegra Ironbridge SMID Fund; Institutional Shares	Registered Investment Company	**	200,596
*	Vanguard Inflation-Protected Securities Fund: Institutional Shares	Registered Investment Company	**	36,155
*	Vanguard Prime Money Market Fund	Registered Investment Company	**	2,311
	Total Registered Investment Companies			3,330,079
*	Vanguard Target Retirement 2035 Trust Plus	Collective Trust	**	220,430
*	Vanguard Target Retirement 2040 Trust Plus	Collective Trust	**	184,841
*	Vanguard Target Retirement 2030 Trust Plus	Collective Trust	**	177,968
*	Vanguard Target Retirement 2025 Trust Plus	Collective Trust	**	166,798
*	Vanguard Target Retirement 2045 Trust Plus	Collective Trust	**	131,430
*	Vanguard Target Retirement 2020 Trust Plus	Collective Trust	**	111,446
*	Vanguard Target Retirement 2015 Trust Plus	Collective Trust	**	69,746
*	Vanguard Target Retirement 2050 Trust Plus	Collective Trust	**	69,689
*	Vanguard Target Retirement Income Trust Plus	Collective Trust	**	21,486
*	Vanguard Target Retirement 2010 Trust Plus	Collective Trust	**	19,250
*	Vanguard Target Retirement 2055 Trust Plus	Collective Trust	**	11,706
*	Vanguard Target Retirement 2060 Trust Plus	Collective Trust	**	3,091
	Total Collective Trusts			1,187,881
*	Plan’s interest in Medtronic, Inc. Master Trust Fund		**	1,251,706
*	Participant loans	Interest at 3.25% to 9.50% due at various dates through March 2025	—	50,136
				$5,819,802
*	Denotes party-in-interest
**	Cost information is excluded, as it is not required for participant-directed investments